                                                                   EXHIBIT 2(a)




                            STOCK PURCHASE AGREEMENT


                                  by and among

                           IT Acquisition Corporation

                                       and

                       Graham-Field Health Products, Inc.,

                       Lumex/Basic American Holdings, Inc.

                        relating to the capital stock of

                             Irving Tanning Company




                                   Dated as of
                                January 27, 1998

                                TABLE OF CONTENTS


ARTICLE I    PURCHASE AND SALE OF STOCK.....................................     1

1.1  Purchase and Sale......................................................     1

ARTICLE II   CONSIDERATION..................................................     1

2.1  Consideration..........................................................     1
2.2  Conversion of Stock Options............................................     2

ARTICLE III  [INTENTIONALLY OMITTED]........................................     2

ARTICLE IV   CLOSING........................................................     2

4.1  Closing Time and Place.................................................     2

ARTICLE V    REPRESENTATIONS AND WARRANTIES.................................     2

5.1  Representations and Warranties of the Seller...........................     2
         5.1.1  Organization and Good Standing of the Company...............     2
         5.1.2  Ownership of Shares; Ownership Interests....................     3
         5.1.3  Authorization...............................................     3
         5.1.4  Title to Stock..............................................     3
         5.1.5  Non-Violation...............................................     3
         5.1.6  Absence of Certain Changes or Events; Business Prospects....     4
         5.1.7  Tax Matters.................................................     4
         5.1.8  Litigation..................................................     5
         5.1.9  Brokers.....................................................     5
         5.1.10 Environmental Matters.......................................     5
         5.1.11 Employee Benefit Plans......................................     5
         5.1.12 Disclosure..................................................     6
         5.1.13 Financial Statements........................................     6
         5.1.14 No Material Adverse Change..................................     7
         5.1.15 No Liabilities..............................................     7
         5.1.16 Books and Records...........................................     8
         5.1.17 Insurance...................................................     8
5.2  Representations by the Purchaser.......................................     8
         5.2.1  Organization and Good Standing of the Purchaser.............     8
         5.2.2  Authorization by the Purchaser..............................     8
         5.2.3  Non-Violation...............................................     8

         5.2.4  Litigation..................................................     9
         5.2.5  HSR Act.....................................................     9
         5.2.6  Nature of Purchase; Accredited Investor.....................     9
         5.2.7  Brokers.....................................................     9
         5.2.8  Disclosure..................................................     9

ARTICLE VI    [INTENTIONALLY OMITTED].......................................     9

ARTICLE VII   [INTENTIONALLY OMITTED].......................................    10

ARTICLE VIII  INDEMNIFICATION...............................................    10

8.1   Indemnification by the Seller.........................................    10
8.2   Indemnification by the Purchaser......................................    10
8.3   Survival of Representations and Warranties; Limitations...............    10
8.4   Notice of Claims and Response.........................................    10
8.5   Opportunity to Cure...................................................    11
8.6   Resolution of Dispute as to Indemnification...........................    11
8.7   Defense of Claims.....................................................    11
8.8   Limitations on Indemnity..............................................    12
8.9   Exclusive Remedy......................................................    12

ARTICLE IX    CLOSING DATE DELIVERIES AND ACTIONS...........................    12

9.1   Deliveries and Actions of the Purchaser...............................    12
         9.1.1  Delivery of Certificates....................................    12
         9.1.2  Contribution of Debt........................................    13
         9.1.3  Delivery of Legal Opinion...................................    13
9.2   Deliveries and Actions of the Purchaser...............................    13
         9.2.1  Delivery of Certificates....................................    13
         9.2.2  Delivery of Legal Opinion...................................    13

ARTICLE X     GENERAL.......................................................    13

10.1  Confidentiality.......................................................    13
10.2  Further Assurances....................................................    14
10.3  Entire Agreement......................................................    14
10.4  Binding Effect; Assignment............................................    14
10.5  Separate Counterparts.................................................    14
10.6  Transactional Costs...................................................    14
10.7  Notices...............................................................    14
10.8  Severability..........................................................    15
10.9  Index and Article Headings............................................    15
10.10 Publicity.............................................................    16

10.11 Governing Law.........................................................    16
10.12 Tax Matters...........................................................    16
10.13 Permitting Matters....................................................    17

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT is made as of this 27th day of January, 1998, by and among IT ACQUISITION CORPORATION, a Maine corporation (the "Purchaser"), on the one hand, and GRAHAM-FIELD HEALTH PRODUCTS, INC., a Delaware corporation ("GFHP"), LUMEX/BASIC AMERICAN HOLDINGS, INC., a Delaware corporation ("Lumex") (GFHP and Lumex collectively, the "Seller") on the other hand; and relates to the purchase and sale of all of the issued and outstanding capital stock of Irving Tanning Company, a Delaware corporation (the "Company").


         The Seller owns all of the issued and outstanding shares of stock of the Company, which in turn owns and operates a business engaged in the processing of leather and the manufacture of leather products. The Seller is willing to sell to the Purchaser, and the Purchaser is willing to purchase from the Seller, upon the terms and conditions herein set forth, the Stock, as hereafter defined. Therefore, in consideration of the premises and the mutual benefits to be derived from this Agreement, the parties hereto, intending legally to be bound, hereby agree as follows:


                                    ARTICLE I
                           PURCHASE AND SALE OF STOCK

         1.1 Purchase and Sale. The Seller hereby sells, transfers, conveys, assigns and delivers to the Purchaser, and the Purchaser hereby purchases from the Seller, all of the issued and outstanding shares of common stock, without par value, of the Company (the "Stock") by delivery to the Purchaser of a certificate representing the stock, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank.


                                   ARTICLE II
                                  CONSIDERATION

         2.1 Consideration. The consideration to be paid by the Purchaser pursuant to this Agreement shall be SIXTY-FOUR MILLION FOUR HUNDRED SIXTEEN THOUSAND DOLLARS ($64,416,000.00) (the "Purchase Price"), which is represented by the following payments and other considerations:

                  (a) Sixty Million, One Hundred Sixty-Six Thousand Dollars ($60,166,000.00) payable in cash or immediately available funds at the Closing, as hereafter defined; and

                  (b) Four Million Two Hundred Fifty Thousand Dollars ($4,250,000.00) by the issuance of Five Thousand shares of Series A Preferred Stock, par value $.01, of the Purchaser (the "Preferred Stock"), as more fully described on Exhibit 2.1(b).

         2.2 Conversion of Stock Options. The Seller hereby causes the stock options of the Seller that are owned by the principals of the Purchaser, whose names and option amounts are set forth on Exhibit 2.2, to have been converted into an equivalent amount, in dollar terms, of options to purchase shares of common stock of the Company (the "IT Management Options").



                                   ARTICLE III


                             [INTENTIONALLY OMITTED]



                                   ARTICLE IV
                                     CLOSING

         4.1 Closing Time and Place. (a) The closing of the transactions contemplated by this Agreement (the "Closing") is taking place concurrently with the execution and delivery of this Agreement at the offices of Verrill & Dana, One Portland Square, Portland, Maine, at 9:30 a.m. on January 27, 1998 (the "Closing Date"). At the Closing, the Seller is transferring good and sufficient instruments of transfer and assignment as are effective to vest in the Purchaser good and valid title to the Stock. Simultaneously, Purchaser is paying the Purchase Price in accordance with paragraphs (a) and (b) of Section 2.1.

                  (b) At the Closing, the parties are also delivering the items and taking the actions described in Article IX.



                                    ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

         5.1 Representations and Warranties of the Seller. As a material inducement to the Purchaser to enter into and perform its obligations pursuant to this Agreement, the Seller represents and warrants as of the date hereof as follows:

                  5.1.1 Organization and Good Standing of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is qualified as a foreign corporation in the jurisdictions listed on

         Schedule 5.1.1, being all the jurisdictions where such qualification is required by the nature of the Company's business, except for those jurisdictions in which the adverse effects of all such failures by the Company to be qualified could not in the aggregate reasonably be expected to have a material adverse effect on the business or condition of the Company, and the Company has corporate power to carry on its business as it is now being conducted.

                  5.1.2 Ownership of Shares; Ownership Interests. The Seller owns all of the issued and outstanding shares of capital stock of the Company and all other equity securities of the Company, if any, and there are no outstanding securities or options, warrants or other rights to acquire any equity securities of the Company, other than the IT Management Options. All of the issued and outstanding shares of capital stock of the Company have been validly issued, fully paid and are nonassessable, and the Seller has full authority to vote such shares on all matters, if any, relating to the transactions contemplated by this Agreement. Set forth on Schedule 5.1.2 is a list of all capital stock, securities or other ownership interests owned or held by the Company in any subsidiary or other entity.

                  5.1.3 Authorization. The execution and delivery by the Seller of this Agreement, and the consummation by the Seller of the transactions contemplated hereby and the performance of all of its obligations hereunder, have been duly authorized by all necessary action on the part of its Board of Directors and Shareholder, and this Agreement, when executed and delivered by the Seller, will be the valid and binding obligation of the Seller, enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and except as the enforceability of this Agreement is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including without limitation (i) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (ii) concepts of materiality, reasonableness, good faith and fair dealing.

                  5.1.4 Title to Stock. Lumex has good and valid title to the Stock, in its own name, free and clear of all claims, liens, charges, encumbrances, and claimed interests of any kind of any other person or persons whatsoever, and, except as disclosed on Schedule 5.1.4, has full right, power and authority to sell, transfer, assign and deliver the Stock to the Purchaser hereunder, without any required consent or approval by any other party.

                  5.1.5 Non-Violation. The execution and delivery of this Agreement by the Seller, and the consummation by it of the transaction contemplated hereby (which does not include the subsequent merger of the Company with the Purchaser), does not and will not violate the provisions of (i) any applicable laws of the United States, the State of Delaware, the State of Maine, or of any other state or jurisdiction in which the Company does business, (ii) the Seller's and the Company's Certificates of Incorporation or Bylaws, or (iii) any order, judgment or decree or any other restriction of any kind or character applicable to the Seller. No default or breach will occur by virtue of the consummation of the transactions contemplated hereunder in any material respect under any contract, agreement, deed of trust, indenture or other instrument applicable to the Seller, and no rights of the Seller under any such existing contract, agreement, indenture, deed of trust, or other instrument will be limited, impaired or extinguished by virtue of the consummation of the transactions contemplated hereunder, nor will the consummation of the transactions contemplated hereunder result in the creation of any lien, charge or encumbrance upon the Stock.


                  5.1.6 Absence of Certain Changes or Events; Business Prospects. Except as set forth in the Schedules attached hereto and except with respect to the environmental matters relating to the Company, as to which the Seller makes no representation or warranty other than the representation contained in Section 5.1.10, to the Seller's knowledge, the Company has not conducted its business during the Seller's period of ownership other than in the ordinary course and consistent with the manner in which the business has been conducted before such period. As used in this Agreement, the phrase "to the Seller's knowledge" shall mean knowledge of matters about which Irwin Selinger or Richard S. Kolodny know or had reason to know and shall not include the knowledge of Richard Larochelle and the other executive officers of the Company.

                  5.1.7 Tax Matters. Except as set forth on Schedule 5.1.7, all returns, reports and other forms related to Taxes (as hereinafter defined) with respect to the business, activities or assets of the Company (collectively, "Tax Returns"), required to be filed on or before the Closing Date including without limitation Consolidated Returns (as hereinafter defined), have been timely filed or will be timely filed on or before the Closing Date, in accordance with all applicable laws (after taking into account extensions duly obtained) and all Taxes shown to be due on such Tax Returns have been paid, provided for in reserves, or properly protested. Except as set forth on
         Schedule 5.1.7, no audit of any such Tax Return is pending or, to the knowledge of the Seller or the Company, threatened, and no waiver or agreement is in force for the extension of time for the assessment or payment of any Tax. Schedule 5.1.7 sets forth the status of any audit that is pending with respect to the Company, including the amounts of any deficiencies and additions to Tax indicated on any notices of proposed deficiency or statutory notices of deficiency that may have been issued in connection therewith and, except as set forth on
         Schedule 5.1.7, all of such deficiencies or additions to Tax have been paid. The term "Tax" or "Taxes" shall mean all requisite federal, state, local or foreign taxes, including taxes on or measured by income, withholding taxes, excise taxes, franchise taxes, real and personal property taxes, inventory and merchandise, capital stock taxes, sales and use taxes, value added taxes, taxes on services, and transfer taxes, and interest, penalties and additions to tax thereon, including any obligations under any tax sharing, tax allocation or similar agreements to which the Company is a party. For purposes of this Agreement, "Consolidated Return" means any consolidated federal income tax return or similar return with respect to any other Tax that has been or will be filed by the Seller or any affiliate or predecessor of the Seller on behalf of an affiliated group of corporations of which the

         Company was or is, as of the Closing Date, a member. For the purposes of this Agreement the term "Code" means the Internal Revenue Code of 1986, as amended.

                  5.1.8 Litigation. Except as disclosed on Schedule 5.1.8 and except with respect to environmental matters relating to the Company, as to which the Seller makes no representation or warranty other than the representation contained in Section 5.1.10, (i) no litigation, proceeding, investigation or claim is pending or, to the Seller's knowledge, threatened against or relating to the Stock nor does the Seller know of any basis for any such litigation, proceeding, investigation or claim; (ii) the Seller is not involved in and has not been served or put on notice of any litigation, claim, proceeding or governmental investigation pending or threatened against or relating to the Company that will adversely affect the Seller's ability to consummate the transactions contemplated by this Agreement; and (iii) to the Seller's knowledge, no investigation of the Seller has been conducted or is intended, nor remedial action taken or intended against the Seller, by any governmental authority, which would affect its ability to consummate the transactions contemplated by this Agreement.

                  5.1.9 Brokers. Except as set forth or Schedule 5.1.9, neither the Seller nor the Company has incurred any obligation to pay compensation or commissions to any broker or other intermediary in connection with the transactions contemplated hereby. The Seller will, independent of the provisions of Article VIII, indemnify the Purchaser and hold the Purchaser harmless without deduction or offset against payment of any such compensation or commissions.

                  5.1.10 Environmental Matters. Set forth on Schedule 5.1.10 hereto is a list of certain written reports delivered to GFHP relating to environmental matters of the Company. To the knowledge of Seller, except as disclosed in such written reports, the Company is not in violation, of, and has no obligations under, any current environmental laws, rules or regulations (as currently interpreted) which could reasonably be expected to result in liabilities which in the aggregate exceed $3,000,000.

                  5.1.11 Employee Benefit Plans. Set forth on Schedule 5.1.11 hereto is a true and complete list of every employee benefit and related plan which the Seller administers on behalf of the Company ("Employee Benefit Plans").

                  (a) The Seller represents and warrants that each Employee Benefit Plan is and has at all times during its ownership of the Company been in material compliance with all Plan terms, laws, regulations, reporting and other requirements applicable to such Plan, or any participant in such Plans, including but not limited to material compliance with all pertinent federal and state requirements and that any Employee Benefit Plan intended to be qualified under section 401(a) of the Code is so qualified and has been qualified since its adoption and each trust thereunder is exempt from tax under section 501(a) of the Code and has been so exempt since its creation. Neither the Seller nor the Company has received notification from any federal or state agency that any Employee Benefit Plan is not in compliance with any statute, regulation, ruling or any other authority having effect of law that is applicable to any of the Employee Benefit Plans.

                  (b) The Seller and/or the Company have made all required contributions under each of the Employee Benefit Plans for all periods through and including the Closing Date or accruals therefore have been provided for as shown on the financial statement of Company. No accumulated funding deficiency has occurred with respect to any of the Employee Benefit Plans and there are no unfunded liabilities in connection with any of the Plans. In addition, the Seller and/or the Company have made all payments due under any individual or group insurance arrangement, plan, or policy for all periods through and including the Closing Date.

                  (c) The Seller shall be responsible for the payment of all benefit liabilities incurred under any Employee Benefit Plan of the Company prior to or as of the Closing Date, whether or not claims for such liabilities have been filed prior to or on such Closing Date, except that the Seller shall not be liable for continuation benefits under Section 4980 of the Code for employees of the Company if the liability for such benefits is incurred after the Closing Date. In addition, with respect to any of the Company's health, medical, or dental insurance policies, the Seller agrees that the Purchaser shall have no liability for any penalties of any kind resulting from early or off-anniversary cancellation of any such policy, or for claims for benefits liability incurred under such policy, prior to and on the Closing Date, whether or not any such claim has been filed prior to or on such date, including, but not limited to, any runout claims paid from reserves, or any terminal premium arrangements such as a deficit recoupment, retrospective premium, or delayed premium payment.

                  (d) No assets, liabilities, or obligations with respect to any Employee Benefit Plan shall be accepted by Purchaser, except as specifically set forth in this Agreement or otherwise required by law. Neither the Company nor any entity which is under common control with the Company has incurred, or reasonably expects to incur any liability under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the Code with respect to any Employee Benefit Plan, including without limitation, any liability subject to Title IV of ERISA that could become a liability to the Company.

                  5.1.12 Disclosure. No representation or warranty by the Seller made herein, or in any Exhibit or Schedule hereto, contains any untrue statement of material fact, or omits to state a material fact necessary to make the statements contained herein and therein, in light of the circumstances under which they were made, not misleading.

                  5.1.13 Financial Statements. Except as otherwise disclosed in the footnotes thereto and except with respect to environmental matters relating to the Company, as to which the Seller makes no representation or warranty other than the representation contained in Section 5.1.10, the balance sheets of the Company as of December 31, 1995 and December 31, 1996 and the related statements of income, shareholders' equity and cash flows for the years then ended, including the footnotes thereto, audited by Ernst & Young, independent certified public accountants, which have been delivered to the Purchaser, fairly present in all material respects the financial position of the Company for such respective periods, in each case in accordance with generally accepted accounting principles consistently applied for the periods covered thereby (the "Audited Financials"). Except with respect to environmental matters relating to the Company, as to which the Seller makes no representation or warranty other than the representation in
         Section 5.1.10, the unaudited balance sheet of the Company as of November 30, 1997, and the related statement of income which have been delivered to the Purchaser, fairly present in all material respects the financial position of the Company as at such date and the results of operations of the Company for the eleven months then ended, in each case in conformity with generally accepted accounting principles applied on a basis consistent with that of the Audited Financials (subject to the normal year-end adjustments described in Schedule
         5.1.13 and except as otherwise disclosed on such Schedule or in the footnotes to such unaudited balance sheet). (The balance sheet included in the "Audited Financials" is sometimes referred to herein as the "Balance Sheet" and December 31, 1996 is sometimes referred to herein as the "Balance Sheet Date").

                  5.1.14 No Material Adverse Change. Except with respect to environmental matters relating to the Company, as to which Seller makes no representation or warranty other than the representation contained in Section 5.1.10, and except as set forth on Schedule 5.1.14, since the Balance Sheet Date, there has been no material adverse change in the business, properties, results of operations or financial condition of the Company (collectively, the "Condition of the Company"), other than those occurring as a result of general economic or financial conditions or other developments which are not unique to the Company but also affect other companies in the manufacture and sale of leather goods, and the Seller knows of no such change which is threatened, nor has there been any damage, destruction or loss which could have or has had a material adverse effect on the Condition of the Company.

                  5.1.15 No Liabilities. Except with respect to environmental matters relating to the Company, as to which Seller makes no representation or warranty other than the representation contained in
         Section 5.1.10, and except as otherwise disclosed in this Agreement or the Schedules hereto, (i) as of the Balance Sheet Date, the Company did not have any liabilities of a kind required by generally accepted accounting principles to be set forth on a financial statement or in the notes thereto ("Liabilities") that were not fully and adequately reflected or reserved against on the Balance Sheet or described in the notes to the Audited Financials; and (ii) the Company has not, except in the ordinary course of business, incurred any Liabilities since the Balance Sheet Date and has not declared any dividends or made any distributions upon or relating to the Stock, except as set forth on
         Schedule 5.1.15. Except as otherwise disclosed in the Agreement or the Schedules hereto, and except with respect to environmental matters relating to the Company, as to which the Seller makes no representation or warranty other than the representation in Section 5.1.10, the Seller has no knowledge of any circumstance, condition, event or arrangement that may hereafter give rise to any Liabilities of the Company or any successor to their businesses except in the ordinary course of business.

                  5.1.16 Books and Records. The books of account, minute books, corporate record books and other records of the Company, all of which have been made available to Purchaser, are complete and correct in all material respects and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Securities Exchange Act of 1934, as amended (regardless of whether or not the Company is subject to that Section), including the maintenance of an adequate system of internal controls. The minute books of the Company contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, the stockholders, the Board of Directors, and committees of the Board of Directors of the Company during Seller's ownership of the Company, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books for such period.

                  5.1.17 Insurance. The Seller and the Company have maintained in full force and effect substantially the same insurance coverage upon the Company that was in effect on December 29, 1997, and the Seller knows of no existing disputes as to coverage under any such policies.

         5.2 Representations by the Purchaser. As a material inducement to the Seller to enter into and perform its obligations pursuant to this Agreement, the Purchaser represents and warrants, as of the date hereof and the Closing Date, as follows:

                  5.2.1 Organization and Good Standing of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Maine and has corporate power to carry on its business as it is now being conducted and to enter into and perform its obligations pursuant to this Agreement.

                  5.2.2 Authorization by the Purchaser. The execution and delivery by the Purchaser of this Agreement, and the consummation by the Purchaser of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of the Purchaser, and this Agreement, when executed and delivered by the Purchaser, will be the valid and binding obligation of the Purchaser, enforceable in accordance with its terms except as enforcement may be subject to laws relating to bankruptcy, insolvency and creditors' rights.

                  5.2.3 Non-Violation. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby, including the subsequent merger of the Company with the Purchaser, does not and will not violate the provisions of (i) any applicable laws of the United States, the State of Maine, or of any other state of jurisdiction in which the Purchaser does business, (ii) the Purchaser's Articles of Incorporation or Bylaws, or (iii) any order, judgment or decree or any other restriction of any kind or character applicable to the Purchaser. No default or breach will, by virtue of the consummation of the transactions contemplated hereunder, occur in any material respect under any material contract, agreement, deed of trust, indenture or other instrument applicable to the Purchaser.

                  5.2.4 Litigation. The Purchaser is not involved in and has not been served or put on notice of any material litigation, proceeding or governmental investigation pending or threatened against or relating to the Purchaser that will adversely affect the Purchaser's ability to consummate the transactions contemplated by this Agreement.

                  5.2.5 HSR Act. For purposes of section 7A of the Clayton Act, 15 U.S.C. Section 18a, and the rules and regulations thereunder, 16 C.F.R. Section 801.1 et seq., (i) the Purchaser is not "controlled" by any other entity and (ii) the Purchaser, including all entities which it "controls," does not have "annual net sales" or "total assets" of $10 million or more, as determined pursuant to such act and the rules and regulations promulgated thereunder.

                  5.2.6 Nature of Purchase; Accredited Investor. (a) The Purchaser is acquiring the Stock for its own account for investment, not as a nominee or agent, and not with a view to the resale or distribution of the Stock or any part thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser acknowledges that the sale of the Stock pursuant to this Agreement will not be registered under the Securities Act or any state securities or blue sky law, on the grounds that the offering and sale of the Stock contemplated by this Agreement are exempt from registration pursuant to exceptions available under such laws, and that the Seller's reliance upon such exemptions is predicated upon the Purchaser's representations set forth in this Agreement.

                  (b) The Purchaser is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

                  5.2.7 Brokers. The Purchaser has incurred no obligation to pay compensation or commissions to any broker or other intermediary in connection with the consummation of the transactions contemplated hereby.

                  5.2.8 Disclosure. No representation or warranty by the Purchaser herein contains any untrue statement of material fact, or omits to state a material fact necessary to make the statements contained herein, in light of the circumstances in which they were made, not misleading.


                                   ARTICLE VI

                             [INTENTIONALLY OMITTED]

                                   ARTICLE VII

                             [INTENTIONALLY OMITTED]


                                  ARTICLE VIII
                                 INDEMNIFICATION

         8.1 Indemnification by the Seller. The Seller shall indemnify, defend, and save and hold harmless the Purchaser from and against any damage, liability, loss, expense or injury (including without limitation reasonable attorneys' fees and costs and expenses incident to any claim, suit, action or proceeding) suffered by the Purchaser in respect of any and all breaches of any representation or warranty, or nonfulfillment of any covenant by the Seller contained in this Agreement, including the Exhibits and Schedules hereto and any certificate or other instrument furnished or to be furnished to the Purchaser by or on behalf of the Seller or the Company.

         8.2 Indemnification by the Purchaser. The Purchaser shall indemnify, defend, and save and hold harmless the Seller from and against any damage, liability, loss, expense or injury (including without limitation reasonable attorneys' fees and costs and expenses incident to any claim, suit, action or proceeding), suffered by the Seller in respect of any and all breaches of any representation or warranty, or nonfulfillment of any covenant by the Purchaser made or contained in this Agreement, including the Exhibits and Schedules hereto and any certificate or other instrument furnished or to be furnished to the Seller by or on behalf of the Purchaser.

         8.3 Survival of Representations and Warranties; Limitations. The representations, warranties and covenants set forth in this Agreement shall survive the Closing. Notwithstanding any provision of law which may apply to limit the right to bring an action for indemnification under this Article VIII, no party shall assert any claim for indemnification hereunder later than January 26, 2001, except for (i) claims relating to a breach of the representations contained in Sections 5.13, 5.14, and 5.15, which may not be asserted after June 30, 1999; and (ii) claims relating to noncompliance with the covenants and undertakings set forth in this Agreement or any document constituting a Schedule or an Exhibit hereto, which may be asserted at any time subject to applicable statutes of limitations in respect thereof, and any Tax claim under Section 10.12, which may be asserted until the later of (i) the date upon which the liability to which any such Tax claim may relate is barred by all applicable statutes of limitations and (ii) the date upon which any claim for refund or credit related to such Tax claim is barred by all applicable statutes of limitations.

         8.4 Notice of Claims and Response. If the party seeking indemnification hereunder (for purposes of this Article VIII, the "Indemnified Party") shall demand indemnification hereunder against the other party (for purposes of this Article VIII, the "Indemnifying Party"), such Indemnified Party shall notify the Indemnifying Party of the facts and circumstances giving rise to such claim for indemnification. The Indemnified Party shall afford to the

Indemnifying Party access to all records and information relating to such claim, facts and circumstances (except those matters privileged under applicable state or federal law or rules of evidence) reasonably necessary to permit the Indemnifying Party to evaluate the merits of such claim or the accuracy of such facts and circumstances. Within thirty (30) days after receipt of any such demand for indemnification, the Indemnifying Party shall by notice to the Indemnified Party acknowledge its obligation to indemnify the Indemnified Party in respect of such claim, fact or circumstance, or reject the demanded indemnification. A failure to respond to any such demand within said thirty day period shall be deemed to be a rejection of the demand.

         8.5 Opportunity to Cure. Notwithstanding any rejection of a demand for indemnification pursuant to Article 8.4, the Indemnifying Party shall be entitled, within thirty (30) days after notice of any demand for indemnification, at its sole cost and expense, to undertake to cure any circumstances or pay or settle any claim which is the subject of said notice, provided, however, that any indemnification hereunder with respect to such claim, fact or circumstance shall continue to be available notwithstanding such undertaking to cure.

         8.6 Resolution of Dispute as to Indemnification. Any dispute relating to indemnification may, at the election of any party, be resolved by an arbitration to be held at Portland, Maine, and to be conducted in accordance with the rules then in effect of the American Arbitration Association, except that the arbitrators shall be appointed as follows: (a) within fifteen (15) days after any rejection of a demand for indemnification, the parties jointly shall appoint a single arbitrator whose resolution of the dispute shall be conclusive, or (b) if the parties fail jointly to appoint a single arbitrator within said fifteen day period, either the Indemnified Party or the Indemnifying Party may appoint one arbitrator by notice to the other such party, and the other party shall name a second arbitrator within fifteen (15) days after receipt of such notice, whereupon the two arbitrators so named shall jointly select a third arbitrator within fifteen (15) days after the date of appointment of the second arbitrator, failing which the third arbitrator shall be appointed by the President of the American Arbitration Association. In the event that any party entitled to name the second arbitrator as set forth in this Section 8.6 fails to do so within the time period provided herein, the arbitrator appointed by the other party shall be the sole arbitrator. Any arbitrator or arbitrators shall promptly conduct an arbitration and render a decision resolving the dispute, and the parties agree to abide by the decision of any single arbitrator or by a decision of a majority of any three arbitrators appointed as aforesaid. The costs and expenses of any arbitrator shall be borne by the party appointing such arbitrator, except that the costs and expenses of any arbitrator jointly named or appointed as a third arbitrator shall be borne fifty percent by the Indemnified Party and fifty percent by the Indemnifying Party.

         8.7 Defense of Claims. Should any claims be made or suits or proceedings be instituted which, if successfully prosecuted, would give rise to any obligation to indemnify under this Article VIII, the control of the defense thereof shall be vested in the Indemnifying Party, and the Indemnified Party shall be entitled to participate in such defense.

Notwithstanding the foregoing control of the defense provisions, no settlement of any claim, suit or proceeding which will result in liability pursuant to this
Article VIII may be made without the consent of the party bearing such liability, which consent will not unreasonably be withheld.

         8.8 Limitations on Indemnity. Notwithstanding the foregoing, no payments in respect of any indemnification claim shall be required of any Indemnifying Party unless and until the total amount of all indemnification claims payable by such Indemnifying Party has exceeded One Million Three Hundred Thousand Dollars ($1,300,000), in which event the Indemnifying Party shall be obligated to pay the Indemnified Party the amount of all claims payable in excess of Six Hundred Seventy-Five Thousand Dollars ($675,000); provided, however, that the aggregate liability for any Indemnifying Party shall not exceed Six Million Seven Hundred Fifty Thousand Dollars ($6,750,000) (the "Cap") and provided further, that the foregoing limitations shall not apply to the parties' obligations set forth in Section 10.12. The foregoing notwithstanding, the parties acknowledge and agree that, in the event of a breach of the representation contained in Section 5.1.10 (an "Environmental Misrepresentation"), (i) no claim shall be brought hereunder for indemnification unless, until and only to the extent that the total amount of indemnification claims for Environmental Misrepresentations payable hereunder exceed Three Million Dollars ($3,000,000), and (ii) in the event that Seller has made payments to the Indemnified Parties hereunder in an amount equal to the Cap, the Cap shall be increased on a dollar-for-dollar basis to an amount not exceeding Nine Million Seven Hundred and Fifty Thousand Dollars ($9,750,000) to cover amounts payable for indemnification claims in respect of additional Environmental Misrepresentations.

         8.9 Exclusive Remedy. The parties agree that, except for the representations contained in Sections 5.1.2, 5.1.3, 5.1.4, 5.1.5, 5.1.9, 5.2.2,
5.2.3, and 5.2.7, their sole and exclusive remedy for breach of Article V shall be indemnification under this Article VIII. Except as otherwise provided in this Agreement, no party shall have a separate cause of action under contract, tort or otherwise except for a claim brought under, and subject to the limitations of, this Article VIII.


                                   ARTICLE IX
                       CLOSING DATE DELIVERIES AND ACTIONS

         9.1 Deliveries and Actions of the Purchaser. Simultaneously with the delivery of the Stock and the Purchase Price on the date hereof, Seller is taking the following actions or delivering to Purchaser the following items:

                  9.1.1 Delivery of Certificates. (a) a certificate dated the Closing Date and signed by the Secretary of the Seller and the Company as to the adoption of resolutions on behalf of the Board of Directors necessary to authorize the transactions contemplated by this Agreement, and containing copies of Lumex's and the

         Company's Certificate of Incorporation and Bylaws as then in effect,
         (b) a certificate as to the legal existence and good standing of the Company and a certificate issued by the Secretary of State of each state in which the Company is qualified to transact business, if any, as to the qualification and good standing of the Company in each such state, (c) a certificate of tax clearance or similar certificate issued by the appropriate taxing authorities of the State of Delaware certifying that the Seller and the Company have paid all taxes due and payable in respect of the Stock and or the Company (or reasonably acceptable certification in lieu thereof if such official certificates are unavailable at the Closing), and (d) a certificate dated the Closing Date and signed by the Secretary of the Seller as to (i) the incumbency of any officers executing on behalf of the Seller, (ii) this Agreement and (iii) any document contemplated by this Agreement.

                  9.1.2 Contribution of Debt. Lumex is contributing to the capital of the Company the indebtedness of the Company owing to Lumex.

                  9.1.3 Delivery of Legal Opinion. The opinion of Messrs. Milbank, Tweed, Hadley & McCloy, counsel to the Seller and to the Company, in form and content reasonably satisfactory to the Purchaser.

         9.2 Deliveries and Actions of the Purchaser. Simultaneously with the delivery of the Stock and the Purchase Price on the date hereof, Purchaser is taking the following actions or delivering to Seller the following items:

                  9.2.1 Delivery of Certificates. (a) a certificate dated the Closing Date and signed by the Clerk of the Purchaser as to the adoption of resolutions on behalf of the Purchaser necessary to authorize the transactions contemplated by this Agreement, (b) a certificate issued by the Secretary of State of Maine as to the legal existence and good standing of the Purchaser, and (c) a certificate dated the Closing Date and signed by the Clerk of the Purchaser as to the incumbency of any officers executing this Agreement or any document contemplated by this Agreement on behalf of the Purchaser.

                  9.2.2 Delivery of Legal Opinion. The opinion of Messrs. Verrill & Dana, counsel to the Purchaser, in form and content reasonably satisfactory to the Seller.


                                    ARTICLE X
                                     GENERAL

         10.1 Confidentiality. Each party to this Agreement acknowledges that it has received or may have received information from other parties of a confidential or proprietary nature and, except for such information to be used by the Purchaser in the conduct of the Business after the Closing, each party agrees to maintain such information as confidential.

The foregoing does not apply to the disclosure by the parties of the existence of this Agreement and the transaction contemplated hereunder.

         10.2 Further Assurances. (a) The parties hereto agree to execute and deliver, at any time after the Closing Date, any and all papers and documents which may be reasonably necessary to carry out the terms of this Agreement.

         (b) Following the Closing, each party shall afford the other party, its counsel, accountants, and professional advisors during normal business hours, reasonable access to the property, books, records and other data relating to the Company in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of tax returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any governmental or regulatory authority, (iv) the determination or enforcement of the rights and obligations of any party to this Agreement, (v) in connection with any actual or threatened litigation or proceeding; or (vi) other reasonable business purposes.

         10.3 Entire Agreement. The Exhibits and Schedules annexed hereto and delivered concurrently herewith shall be deemed to be incorporated into and made part of this Agreement. This Agreement, including said Exhibits and Schedules, contains the entire agreement between the parties hereto and there are no agreements, representations, or warranties which are not set forth herein. This Agreement may not be amended or revised except by a writing signed by all parties hereto, and no waiver hereunder shall be effective unless in writing.

         10.4 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, except as provided below, this Agreement and all rights hereunder may not be assigned except by written consent of all parties hereto. The foregoing notwithstanding, the Purchaser shall be entitled to assign all or any portion of its rights and/or obligations hereunder to a wholly-owned subsidiary of the Purchaser upon written notice thereof to the Seller.

         10.5 Separate Counterparts. This Agreement may be executed in several identical counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

         10.6 Transactional Costs. Each party to this Agreement shall be responsible for its own costs for any legal, accounting and other consulting services, if any, attendant to the transactions contemplated by this Agreement.

         10.7 Notices. All notices hereunder, to be effective, shall be in writing and shall be delivered by hand, or by certified mail, postage and fees prepaid, or via facsimile transmission to the party to be notified as follows:


         (i)  If to the Purchaser, to:

            Richard C. Larochelle
            c/o Irving Tanning Company
            3 Main Street
            Hartland, ME 04943-0400
            Facsimile No., (207)938-5100

         with a copy to:

            Alan D. MacEwan, Esq.
            Verrill & Dana
            One Portland Square
            Portland, Maine  04112-0586
            Facsimile No., (207)774-7499

         (ii) If to the Seller, to:

            Richard S. Kolodny, Esq., Vice President and General Counsel Graham-Field Health Products, Inc.
            400 Rabro Drive East
            Hauppauge, NY 11788
            Facsimile No., (516)439-5635

         with a copy to:

            Robert S. Reder, Esq.
            Milbank, Tweed, Hadley & McCloy
            1 Chase Manhattan Plaza
            New York, New York 10005
            Facsimile No., (212)530-5219

unless and until notice of another or different address or facsimile number shall be given as provided herein. Notice shall be deemed to be given and received when delivered by hand or by courier service or (i) in the case of notice sent by certified mail, three (3) business days after deposited with the Canadian or the United States Postal Service, whichever shall apply or (ii) in the case of notice sent by facsimile transmission, upon receipt.

         10.8 Severability. The provisions of this Agreement are severable, and the invalidity of any provision shall not affect the validity of any other provision.

         10.9 Index and Article Headings. The descriptive index and Article headings in this Agreement have been inserted solely for convenience of reference, and shall not be deemed to be a part of this Agreement.

         10.10 Publicity. After the Closing, the parties shall be entitled to make such public statements as each deems appropriate with regard to the transactions contemplated by this Agreement.

         10.11 Governing Law. The execution, interpretation, and performance of this Agreement shall be governed by the laws in effect in the State of New York.

         10.12 Tax Matters.

                  10.12.1 The Seller shall prepare and file, or cause to be prepared and filed, in a manner consistent with prior years and applicable laws and regulations, all Consolidated Returns (as defined in Section 5.1.7) required to be filed before or after the Closing Date and shall pay, or cause to be paid, all Taxes shown as due on such Consolidated Returns.

                  10.12.2 The Seller shall be liable for, and shall hold the Purchaser and the Company harmless from and against, any and all Taxes due or payable by the Company for any taxable year or tax period ending on or before the Closing Date. Taxes for which the Seller shall be liable and hold the Purchaser and the Company harmless under the preceding sentence shall include, without limitation, any liability for Taxes that arises because the Company ceases on the Closing Date to be a member of a group filing Consolidated Returns of which it had been a member and any and all Taxes due or payable by the Company or by the Purchaser resulting from or arising out of the transactions contemplated by this Agreement.

                  10.12.3 The Purchaser and the Company shall be liable for, and shall hold the Seller harmless from and against, any and all Taxes due or payable by the Company or by the Seller with respect to the Company for any taxable year or tax period beginning after the Closing Date.

                  10.12.4 Any Taxes for a tax period beginning before the Closing Date and ending after the Closing Date shall be apportioned between the Seller and the Purchaser, in the case of real and personal property taxes, on a per diem basis and, in the case of other Taxes, shall be determined based on the actual operations of the Company during the portion of such period ending on the Closing Date and the portion of such period beginning after the Closing Date, and each such portion shall be deemed to be a tax period subject to the provisions of Sections 10.12.2 and 10.12.3, above. The Purchaser shall file, in a manner consistent with prior years and applicable laws and regulations, any required federal, state, local and foreign Tax Returns (other than Consolidated Returns) for any such tax period, and the Purchaser shall pay, or cause its subsidiaries or affiliates to pay (subject to the Seller's obligations to reimburse the Purchaser therefor as provided in Section 10.12.2) all federal, state, local or foreign Taxes shown as due on any such return with respect to the Company.

                  10.12.5 Notwithstanding the foregoing, the Seller shall be liable for, and shall hold the Purchaser and the Company harmless from and against, any Taxes attributable to any other member of any group of affiliated corporations that file Consolidated Returns for federal income tax purposes of which the Company was a member before the Closing Date by reason of Treas. Reg. Section 1.1502-6 or any comparable provision of state, local or foreign law that provides for joint and several liability, in whole or in part.

                  10.12.6 Any refunds or credits of Taxes, to the extent that such refunds or credits relate to a taxable year or tax period (including a period deemed to be a tax period under Section 10.12.4) ending on or before the Closing Date, shall be for the account of the Seller, and, to the extent that such refunds or credits relate to a taxable year or tax period (including a period deemed to be a tax period under Section 10.12.4) beginning after the Closing Date shall be for the account of the Purchaser.

                  10.12.7 The Purchaser shall prepare, in a manner consistent with prior practices and applicable laws and regulations, all information required for inclusion in any Consolidated Return required to be filed by the Seller or any affiliate of the Seller which includes the operations of the Company for any period ending on or prior to the Closing Date, and shall transmit, or cause the Company to transmit, such information to the Seller at least 45 days before the due date of any such Consolidated Return. In filing any Consolidated Return which includes the operations of the Company for the period ending on the Closing Date, the Seller shall not, without the consent of the Purchaser (which shall not be unreasonably withheld), report any item in a manner different from the manner in which such item is reflected on the information provided to the Seller in accordance with the preceding sentence hereof. The Seller and the Purchaser shall each maintain (or, in the case of the Purchaser, cause the Company to maintain) all books and records that relate to any Tax Return of the Company or to any Consolidated Return for a period of not less than 6 years following the filing date of such Tax Return or Consolidated Return. As soon as practicable after a request by the Seller or the Purchaser ("Requesting Party"), the Purchaser or the Seller, as the case may be (the "Delivering Party"), shall deliver to the Requesting Party such information and data as the Requesting Party may reasonably request, in order to enable the Requesting Party to complete and file all Tax Returns which it may deem appropriate or desirable to file with respect to the activities or assets of the Company or to respond to audits by any taxing authorities with respect to such activities or assets. The Delivering Party's obligation under this paragraph to permit the Requesting Party access to and to review the foregoing materials is conditioned upon the Requesting Party's execution of a reasonable confidentiality agreement with respect thereto.

         10.13 Permitting Matters. Purchaser shall be responsible for obtaining, modifying or giving notice that is required, by any governmental entity with respect to permits, licenses, or approvals by such entity, as a consequence of the merger of the Company and the Purchaser.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representative as an instrument under seal as of the day and year first above written.

         WITNESS:                           SELLER:

                                            GRAHAM-FIELD HEALTH PRODUCTS,
                                              INC.

         ____________________________       By:  _______________________________
                                            Its: _______________________________


                                            LUMEX/BASIC AMERICAN
                                              HOLDINGS, INC.


         ____________________________       By: ________________________________
                                            Its:________________________________



                                            PURCHASER:

                                            IT ACQUISITION CORPORATION

         ____________________________       By:  _______________________________
                                            Its: _______________________________